

Mail Stop 4561

July 17, 2017

Sandor Miklos
Chief Executive Officer
Team 360 Sports, Inc.
163 Killian Rd.
Maple, Ontario, Canada LGA 1A8

> **Re: Team 360 Sports, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **File No. 333-216783**
> **Filed June 30, 2017**

Dear Mr. Miklos:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comment refer to our letter dated June 16, 2017.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Notes to the Financial Statements March 31, 2017 (unaudited)

Note 3 – Going Concern, page F-5

1. Please revise your disclosure here so that it is consistent with your disclosure on page F-15 where you state there are <u>no</u> assurances that any of the measures to be taken will successfully mitigate the substantial doubt about your ability to continue as a going concern.

Note 6 – Related Party Transactions, page F-6

2.   Your disclosure indicates you recorded the share-based compensation based on the par value of $0.001 per share while your response to prior comment 27 in your response dated May 22, 2017 indicates the estimated fair value of the underlying shares for the awards was $1 per share at the time of grants. Please advise.

Report of Independent Registered Public Accounting Firm, page F-7

3.   Please request that your auditor provide you with a report dated in compliance with paragraph 5 of PCAOB AS 3110.

        You may contact Mengyao Lu, Staff Accountant, at (202) 551- 7271 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3457 with any other questions.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel
                                        Office of Information
                                        Technologies and Services

cc: Darian B. Andersen, Esq.
        General Counsel, PC